March 31, 2005


Mail Stop 0306


Morris H. Wheeler, President and Chief Executive Officer
Cohesant Technologies Inc.
5845 West 82nd Street, Suite 102
Indianapolis, Indiana 46278

Via U S Mail and FAX [(317)875-5456]


Re:	Cohesant Technologies Inc.
	Form 10-KSB for the fiscal year ended November 30, 2004
	Form 10-QSB for the fiscal quarter ended February 28, 2005
	File No.  1-13484

Dear Mr. Wheeler:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Mr. Morris H. Wheeler
Cohesant Technologies Inc.
March 31, 2005
Page 2


Form 10-KSB for fiscal year ended November 30, 2004

Financial Statements

Balance Sheet - Page F-3

1. In future filings, please present trade accounts receivable separately from notes receivable. In addition, notes receivable from related parties should also be reported separately from other notes receivable.

2. We note the "other" category represents 21% of current liabilities. In future filings, please disclose the major components included in these amounts.


Notes to the Financial Statements

Note 2  Summary of Significant Accounting Policies - Page F-8

3. We note you sell equipment and other products, but have not presented your policy for product warranty obligations. In future filings, please present your policy, if material. Also include the disclosures for product warranties required by paragraph 14 of FIN 45, if material.


(b)   Revenue Recognition - Page F-8

4. In future filings, please expand to provide more specific details of your revenue recognition policy for all significant products and services. This should address whether there are any rights of return, customer acceptance, installation or other post-shipment obligations and how this impacts revenue recognition. This policy should clearly indicate how revenue recognized "at shipment" meets the criteria for revenue recognition of SAB 104.

5. We read on page 4 that sales of replacement and spare parts represented 33.7% of GCI sales in 2004, and on page 5 that Raven also sells spare parts. In future filings, please include your accounting policy for sales of replacement and space parts. These sales should also be further discussed in MD&A. if material.


Mr. Morris H. Wheeler
Cohesant Technologies Inc.
March 31, 2005
Page 3


6. We read on page 7 that most of your sales are to independent distributors and certified applicators. Please disclose in future filings, whether revenue is recognized upon shipment to distributors and applicators or upon shipment to their third party customers. If revenue is recognized upon shipment to distributors and applicators, please address whether there are any rights of return, customer acceptance, installation or other obligations that could impact revenue recognition. In addition, clarify whether the price is fixed at the time of shipment, or whether there are any subsequent credits, adjustments or sales incentives given to distributors and how this impacts revenue recognition.

(g)   Inventory - Page F-9

7. In future filings, please disclose the amount of your reserve for obsolete and slow-moving inventory.


Note 3  Shareholders` Equity

-- Restricted Stock  - Page F-14

8. In future filings, please disclose the aggregate value assigned to the shares granted on June 10, 2004 and October 1, 2004. In addition, disclose how this value was determined.


Note 9  Segment Information - Page F-17

9. We see in your press releases that you describe your sales in terms of two product lines: Equipment and Materials. In future filings, please disclose the sales from each of your product lines.
For guidance, please see paragraph 37 to FAS 131.

10. In future filings, please revise your geographic disclosures to report domestic (US) sales separately from sales in Canada and other
North American countries. Also, please report sales from Europe separately from the Middle East.



*  *  *  *  *  *  *


Mr. Morris H. Wheeler
Cohesant Technologies Inc.
March 31, 2005
Page 4

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jeanne Bennett at (202) 942-1915 or me at
(202)
942-1791, if you have questions regarding our comments.

      Sincerely,


      							Brian R. Cascio
      							Accounting Branch Chief
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